FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

POLICY OF RECOMMENDATION AND REMUNERATION
OF THE MEMBERS OF THE BOARD OF DIRECTORS, ITS
ADVISORY COMMITTEES, STATUTORY BOARD OF
OFFICERS, AND THE FISCAL COUNCIL OF

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Approved at the Company's

Board of Directors' Meeting held on October 23, 2018.

POLICY OF RECOMMENDATION AND REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, ITS ADVISORY COMMITTEES, STATUTORY BOARD OF OFFICERS, AND THE FISCAL COUNCIL OF COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

I.      Purpose

1.1. The present Policy for Recommendation and Remuneration of the Members of the Board of Directors, its Advisory Committees, Statutory Board of Officers and Fiscal Council (the "Policy") of the corporation known as Companhia Brasileira de Distribuição (the "Company"), aims at setting forth criteria and procedures that must be observed to recommend members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council of the Company, whenever this latter is requested bi its shareholders and is duly established, to ensure the best governance practices, as well as to define the remuneration strategy of said members, in line with best market practices.

II.                   Criteria and Procedures to Recommend members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers, and Fiscal Council.

2.1.         The HR Committee will be responsible for screening the candidates to be elected to the Company's Board of Directors and its Advisory Committees, as well as those to be elected by the Board of Directors to hold positions on the Statutory Board of Executive Officers, based on their professional experience, technical training, economic, social and cultural background.

2.1.1.    Recommendations and all required procedures for the election of members of the Company's Fiscal Council, when requested by its shareholders, shall be in accordance with Brazilian Law 6,404/76 and other applicable regulations.

2.2.         The Company's Board of Directors shall be composed of at least three (3) and at most twelve (12) members, being all elected and dismissed by the General Meeting, with a unified term of office of 2 (two) years, reelection allowed, out of which a minimum of twenty percent (20%) or two (2) members, whichever is greater, shall be Independent Directors, pursuant to the "Novo Mercado" Regulation (i.e., the 2018 Listing Rules for the New Brazilian Stock Exchange Market, aka B3).

2.2.1.    The Board of Directors shall have one (1) Chairman and two (2) Deputy Chairmen, both of them being elected by a majority of the votes by the members of the Board of Directors.

2.2.2.   The Board of Directors shall be composed of highly-skilled professionals, committed to the values and principles of the Company, in addition to having outstanding and appropriate professional, technical and/or academic experience, so that the Company can benefit from the plurality and complementarity of opinions in decision-making processes.

2.2.3.    Under the Corporate Governance Level 1 Regulations (of said stock exchange), the positions of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held simultaneously by the same person.

2.2.4.    Candidates for the Board of Directors may be recommended by the Company's Management, as well as by any shareholder, in compliance with CVM Standard No. 481 of 2009 and applicable legislation.

2.2.4.1.    In the event a shareholder recommends a candidate to the Board of Directors, such request shall be submitted with a copy of a No-fault/No-liability Statement from the nominee, pursuant to CVM Standard No. 367, as well as the candidate's CV/Resume, which document shall contain his/her personal and registration data, a summary of his/her professional experience, education, main professional activity, and also the positions he/she currently holds in other companies.

2.3.         The Advisory Committees of the Board of Directors ("Advisory Committees") aim at improving the exercise of the functions of the Board of Directors. The Advisory Committees are subordinated to the Board of Directors and have an annual budget within the limits approved by the Board of Directors.

2.3.1.    The Company currently has four (4) Advisory Committees, namely: (i) Audit Committee; (ii) Human Resources and Remuneration Committee; (iii) Financial Committee; and (iv) Corporate Governance and Sustainability Committee.

2.3.2.    Each Advisory Committee shall have one (1) Chairperson/Coordinator, elected by the Board of Directors and whose duties shall be determined in the charter/internal regulation of the corresponding Advisory Committee.

2.3.2.1     The Audit Committee will be composed of at least three (3) and at most five (5) members, of whom at least two (2) will be external and independent members ("External Members"), while the other member must be a member of the Corporation's Board of Directors who does not make part of the Corporation's Board of Executive Officers, provided, however, that at least one (1) of the Committee members must have recognized experience in corporate accounting.

2.3.2.2.    The Human Resources and Remuneration Committee will be composed of at least three (3) and at most five (5) members elected by the Company's Board of Directors.

2.3.2.3.    The Financial Committee will be formed by at least 3 (three) and at most 5 (five) members.

2.3.2.4.    The Corporate Governance and Sustainability Committee will be composed of at least 3 (three) and at most 5 (five) members.

2.3.3.    Nomination of candidates to the Advisory Committees may be performed by any of the members of the Company's Board of Directors.

2.4.         The Board of Executive Officers shall be composed of at least two (2) and at most fourteen (14) members, shareholders or not, residing in Brazil, who will be elected and dismissed by the Board of Directors, and one (1) of them shall necessarily be appointed to the position of Chief Executive Officer, and one (1) necessarily appointed to the position of Investor Relations Officer, and all other ones will be Vice-Presidents and Executive Officers.

2.4.1.    The Statutory Board of Executive Officers shall be composed of highly-skilled professionals aligned with and committed to the Company's principles and values, in addition to having outstanding and appropriate professional, technical, and academic background in order to implement the strategies, face the challenges, and achieve the goals of the Company.

2.4.2.    The nomination and election of candidates to positions in the Board of Executive Officers shall be the responsibility of the Company's Board of Directors.

III.                Remuneration of the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council.

3.1.         The Company adopts the following principles for the compensation of the members of its Board of Directors, its Advisory Committees, Statutory Board of Executive Officers, and Fiscal Council, whenever established:

(i)            aligning all interests among the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council - whenever established, and the shareholders of the Company, with a philosophy of sharing risks and returns;

(ii)           translating the Company's strategy into the goals of the areas and individual goals; and

(iii)         recognizing contributions and encouraging retention of professionals, based on market references.

3.1.1.    Following such principles, the Company adopts a distinguished and competitive remuneration plan, including the use of value-creation metrics to establish variable remuneration goals, benefits, and a stock award program; an individualized description of the remuneration of each of the Company's bodies is shown in sections 3.2, 3.3, and 3.4 below. To this end, the Company carries out regular market research, performed by renowned specialized external consultants that are contracted to do so. The surveys are made from the analysis of data from the key companies in the Brazilian market, with revenues and size similar to those of the Company, in order to assess if the parameters and conditions that are adopted by the Company to determine the total compensation are satisfactory and allow retention of professionals. Once the survey is completed, the area responsible for determining the compensation structure of senior management and key personnel suggest compensation parameters and strategies, including for non-statutory executive officers and other strategic positions that do not compose the statutory management.

3.1.2.    The parameters and references made available by the consultants are evaluated every year and compared to the ones actually practiced by the Company. Based on such reviews, the area dedicated to remuneration and structure issues makes recommendations in order to keep the company's competitiveness and adherence to the established strategy.

3.1.3.    In addition, regarding the short-term variable remuneration, the Company uses the "Profit Sharing" method regulated by the Performance Score, which, for its use, is used for the Statutory Board, non-statutory officers, and employees until middle management. Such performance score adopts the following factors as assumptions:

(i)            at the beginning of each year, the indicators to be considered regarding both the Company and also individuals are determined, as well as the weight awarded to each one of them, both in relation to the Company and to individuals.

(ii)           as soon as the year comes to an end, it is performed the evaluation of compliance with the Company's and individuals' targets, and the Initial Performance Score (which may vary from 0 to 120%) will be applied thereon, as well as a set of quantitative indicators that determines the amount to be distributed as “Profit Sharing” to the Company's associates.

(iii)         the HR Committee carries out a qualitative assessment of the results achieved during the year and recommends to the Board of Directors an adjustment in the Initial Performance Score which may vary from minus 20 percentage points to plus 20 percentage points, and then the Final Performance Score is achieved. The Board of Directors may also limit the Final Performance Score to a percentage of 120% if it is understood that the result ascertained in the Initial Performance Score shall not be applied.

(iv)         individuals are assessed based on a basket of indicators defined at the time of their admission to the Company or according to the position they hold before or at the beginning of the year under assessment, as described in section (i). The Individual Final Result is obtained by the weighted result of the target achieved versus the weight of the indicators (which may vary from 0 to 200%).

(v)           the Individual Final Score is then multiplied by the Final Performance Score to obtain the Final Percentage. This Final Percentage is applied to the "Target of Profit-Sharing Distribution" or variable remuneration, defined individually at the time of hiring or according to the position/function held by the Individual at the beginning of the year under evaluation. Thus, from the multiplication of the 2 previous sections we achieve the Profit Sharing or Final Score.

(vi)         if the Final Performance Score or Individual Final Score is below a certain minimum target, as defined by the Board of Directors at the beginning of each year, as part of the Company's strategy, plans and budget and the individual's indicators for that year, there will be no payment of variable remuneration to the evaluated individual(s).

3.1.4.    In order to ensure that the remuneration practice is in accordance with the legislation, rules and regulations in force, as well as market practice, the remuneration of the members of the Board of Directors, its Advisory Committees, Statutory Board and Fiscal Council (whenever established), is based on:

(i)            the responsibilities of the members of the Board of Directors, its Advisory Committees, Statutory Board and Fiscal Council, whenever duly established, considering the different positions they hold and the functions they perform;

(ii)           time devoted to their duties;

(iii)         competence and professional reputation, in view of their experience and skills; and

(iv)         value of their services in the market.

3.1.5.    The Company may adopt the following forms of remuneration for the members of its Board of Directors and its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council:

(i)            fixed remuneration;

(ii)           direct and indirect benefits, corresponding to health-care plan, life insurance, check-up, food voucher among others, also with the purpose of keeping a balance with market practices;

(iii)         short-term variable remuneration (corresponding to profit sharing);

(iv)         long-term variable compensation (corresponding to stock option plans and/or free-share plan); and

(v)           post-employment benefits, corresponding to a counterpart in a private pension plan for opt-outs.

3.1.6.    The Company has an area dedicated to remuneration issues, the main purpose of which is to evaluate, structure and recommend best practices. These recommendations are submitted to the HR Committee, which is responsible for referring and deliberating on Management members' compensation issues, as well as non-statutory employees, and executive officers.

3.2.             The remuneration of the members of the Board of Directors and Advisory Committees is composed of a portion of fixed remuneration calculated based on the position and skills of the individual according to market researches carried out by the consultants contracted by the Company, as well as the participation and number of participation in meetings in their corresponding administrative bodies.

3.3.         The remuneration of the members of the Statutory Board of Executive Officers is composed of:

(i)            fixed compensation, reflected in base salary, aiming at maintaining balance in relation to general market practices and according to the results obtained from the annual survey performed by external consultants;

(ii)           direct and indirect benefits

(iii)         short-term variable remuneration (corresponding to the profit sharing), with annual payment pegged to the Company's results in the fiscal year;

(iv)         long-term variable remuneration (corresponding to stock option plans and/or free shares), with an annual payment and a deferred payment over a three-year period; and

(v)           post-employment benefits, corresponding to a counterpart in a private pension plan for opt-outs.

3.4.         If the Fiscal Council is established and functioning, the remuneration of its members will be composed of a fixed monthly remuneration, dissociated from the effective participation in meetings, which may not be less than 10% of the fixed remuneration for each active member that, on average, is paid to every executive officer, pursuant to §3, Art.  162 of Brazilian Law No. 6,404/76.

IV.Final Provisions

4.1.              The HR Committee is responsible for implementing the procedures required to comply with the rules of this Policy and its follow-up.

4.1.1.        Any questions about the provisions of this Policy or about the application of any of its provisions should be sent directly to the Chairman of the HR Committee, who will give due clarification or guidance.

4.2.              This Policy may be amended upon prior approval by the Company's Board of Directors, whenever such management body deems it necessary and/or as a result of changes in the Company's legal and regulatory documents or corporate governance documents.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 21, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.